Exhibit 4.3

EMPLOYMENT AGREEMENT

This Employment Agreement, effective as of January 1, 2006 (“Effective Date”), is by and between Corporate Express, Inc. (the “Company”), a Colorado corporation and an indirect wholly-owned subsidiary of Buhrmann NV, a company organized under the laws of The Netherlands (“Buhrmann”), Buhrmann, and Mark Hoffman (“Employee”).

WHEREAS, the Company wishes to employ Employee, and Employee desires to accept such employment under the terms and conditions provided for in this Employment Agreement;

NOW THEREFORE, in consideration of the foregoing and mutual covenants and promises contained in this Employment Agreement, including any documents incorporated by reference, the parties agree as follows:

1.             Employment.  The Company shall employ Employee as its President and Chief Executive Officer.  In addition, Employee shall serve as the President of Buhrmann’s North American office products business (the “Office Products Business”), and as a Member of the Buhrmann Executive Board.  Employee hereby accepts such employment and agrees to perform such duties and undertake such responsibilities as are customarily performed by others holding positions similar to that assigned to Employee in similar businesses, as well as any other reasonable duties assigned by the Company’s Board of Directors or by the Chief Executive Officer of Buhrmann.  Employee will report directly to Buhrmann’s Chief Executive Officer.

2.             Full-Time Best Efforts.  Employee shall devote his full and exclusive professional time and attention to the performance of his obligations under this Employment Agreement, and will at all time faithfully, industriously and to the best of his ability, experience and talent, perform all of his obligations hereunder.  Notwithstanding the foregoing, the parties acknowledges that Employee may serve as an outside director of one company during the term of his employment, so long as such company is pre-approved in writing by Buhrmann’s Chief Executive Officer.

3.             Term of Employment.  Employee’s term of employment hereunder shall commence on the Effective Date and shall continue until December 31, 2008, unless terminated earlier pursuant to the terms of this Employment Agreement. The term of this Employment Agreement will be automatically extended for a one year term (subject to earlier termination pursuant to the terms of this Employment Agreement) upon the expiration of the initial term or any additional terms, unless one of the parties gives prior written notice of his/ its election not to renew the agreement.

Employment Agreement  Mark Hoffman,

Chief Executive Officer, Corporate Express Inc.

Effective 1st January 2006

4.             Compensation.

(a)  During the term of this Employment Agreement, the Company shall pay Employee an annual base salary of not less than $725,000  less all applicable withholdings, payable in accordance with the Company’s normal payroll practices.  Employee’s base salary shall be reviewed at least annually and may be increased, but not decreased without Employee’s consent, consistent with general salary increases for the Company’s executive employees or as appropriate in light of the performance of Employee and the Company.

(b)  Commencing on January 1, 2006 and for the duration of the term of this Employment Agreement, including any extensions, Employee shall be eligible for an annual incentive bonus (the “Bonus”) pursuant to the terms of the Company’s Management Incentive Plan (“MIP”).  The Bonus amount, the Company’s obligation to pay such bonus (if any), and the timing of the payment of the bonus shall be governed by the terms of the MIP (including any amendments). The terms of the MIP, including any amendments, are incorporated into this Employment Agreement by reference as though fully set forth in this Employment Agreement. Notwithstanding the provisions of this paragraph, the target annual MIP bonus amount, assuming all targets in the MIP are met at the 100% level, shall not be less than Employee’s base salary in effect at the end of the year for which the applicable MIP payment is due.  Payments for achievement above or below target will be on a straight line basis subject to the terms of the MIP plan, including the thresholds and caps contained in the MIP Plan.  Targets are to be agreed in advance with the CEO, Buhrmann.

(c)           Employee shall also continue to be entitled to participate in the Company’s Long-Term Incentive Plan (the “LTIP”) for the three year period commencing on January 1, 2006 and ending on December 31, 2008. Provided this Employment Agreement is extended by one or more years, Employee shall also participate in the Company’s Long Term Incentive Plan, to the extent such plan is renewed.  It is currently anticipated that the future design of the Long Term Incentive Plan will be annual, overlapping plans in three year performance cycles commencing 2007.  The LTIP amount, the Company’s obligation to pay such LTIP amount (if any), and the timing of the payment of the LTIP amount shall be governed by the terms of the LTIP (including any applicable amendments).  The terms of the LTIP, including any amendments, are incorporated into this Employment Agreement by reference as though fully set forth in this Employment Agreement.   The LTIP payment for 2006 through 2008 will be paid on or before March 15, 2009, unless this Employment Agreement is terminated earlier. Notwithstanding the provisions of this paragraph, the target annual LTIP bonus amount, assuming all targets in the LTIP are met at the 100% level, shall not be less than three and one quarter (3.25) times Employee’s base salary in effect at the commencement of the applicable LTIP program.

Additionally, the payout rate (which is multiplied by three and one quarter (3.25) in calculating the LTIP amount to be paid to Employee) associated with achievement above or below target will be on a straight line basis at rates not less than those set forth in the following chart:

Achievement to EVA Goal	Payout

Less than 80%	0%
80%	80%
90%	90%
100%	100%
110%	110%
120%	120%
Greater than 120%	120%

5.             Benefits and Incentive Compensation; Stock Options.

(a)           Employee shall be entitled to receive all benefits (such as medical, dental, disability, life insurance and retirement plan coverage) as are generally available from time to time to senior executives of the Company.  In addition to the MIP and LTIP bonuses described above, Employee shall be eligible to participate in any other bonus, incentive compensation, stock option, performance unit or similar plans or programs as the Company may maintain for compensating senior executives at such level of participation as the Company’s Board of Directors may determine in its reasonable discretion based upon Employee’s responsibilities and performance.

(b)           During the term of this Employment Agreement, including any extensions, Employee shall receive annual stock option grants in such amounts and pursuant to such terms and conditions as determined by the Supervisory Board of Buhrmann.

(c)           Employee will accrue vacation with no limit and will be eligible for payment of unused vacation.  Employee is entitled to accrue four weeks vacation annually.

6.             Termination By Company Or By Buhrmann For Cause.

(a) The Company or Buhrmann may terminate Employee’s employment under this Employment Agreement at any time for Cause effective immediately (subject to the notice and cure provisions set forth below) upon written notice to Employee.  Such notice shall specify that a termination is being made for Cause and shall state the basis therefor.

(b) For purposes of this Employment Agreement, termination for “Cause” shall be defined as termination because of:

(i)  The willful and continued failure by Employee to substantially perform or the gross negligence in the performance of his duties hereunder for a period of fifteen (15) days after Buhrmann’s Chief Executive Officer has made a written demand for performance which specifically identifies the manner in which the Board of Directors of the Company or the Chief Executive Officer of Buhrmann believes that Employee has not substantially performed his duties;

(ii)  The commission by Employee of a willful act of dishonesty or misconduct which is demonstrably injurious to the Company;

(iii)   A conviction or a plea of guilty or nolo contendere in connection with any crime that constitutes a felony in the jurisdiction involved;

(iv)  A conviction or plea of guilty or nolo contendere in connection with any misdemeanor involving moral turpitude that is injurious to the reputation of the Company;

(v)  Employee’s addiction to alcohol impacting his performance at work or his use of any controlled substance without prescription or in excess of his prescription, provided Employee (a) is not receiving supervised treatment for such alcohol addiction or misuse of a controlled substance or (b) has not successfully completed a treatment program or is no longer engaging in such use; or

(vi)  Employee’s breach of fiduciary duty owed to the Company or material violation of a material Company Policy.

A termination for Cause must be made, if at all, within sixty (60) days after the Chief Executive Officer of Buhrmann learns of the latest such event which entitles the Company to terminate Employee’s employment hereunder.

7.             Termination Upon Death Or Disability.

This Employment Agreement shall terminate immediately upon the death of Employee or, at the discretion of the Chief Executive Officer of Buhrmann upon Employee becoming disabled such that Employee becomes qualified for Long Term Disability Benefits.

8.             Termination By Employee For Good Reason

(a)           Employee may terminate his employment under this Employment Agreement for Good Reason provided the Company has not cured the Good Reason within fifteen days of receipt of written notice from Employee specifying the exact basis for the Good Reason.  Such notice must be provided to either the Chief Executive Officer of Buhrmann or to the Board of Directors of the Company.

(b)           Good Reason shall exist upon a (i) a change of Employee’s position within the Company in which Employee shall (a) no longer report directly to Buhrmann’s Chief Executive Officer, (b) no longer have overall responsibility, subject to the authority of the Company’s Board of Directors and Buhrmann’s Chief Executive Officer, for the management of Corporate Express North America or (c) be subjected to other material diminution in responsibility or cash compensation or (ii) resignation by the Employee within 90 days of a Change in Control. “Change in Control,” for purposes of this Employment Agreement shall mean (a) the close of an acquisition of ownership of 50% or more of the combined voting power of the Company’s then outstanding voting securities entitled to vote generally by any person (as defined in Section 14(d)(2) of the Securities Exchange Act of 1934, as amended, and the regulations thereunder); (b) the cessation in connection with the close of a corporate reorganization (including a merger, acquisition or asset sale)  of the individuals who as of the Effective Date of this Employment Agreement constitute the Board of Directors of the Company to constitute at least a majority of the Company’s (or any surviving entity’s) Board of Directors; or (c) the close of (A) an agreement for the sale or disposition of all or substantially all of the Company’s assets; or (B) a merger, consolidation, or reorganization of the Company with or involving any other organization, other than a merger, consolidation or reorganization that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent at least 51% of the combined voting power of the voting securities of the Company (or such surviving entity) outstanding immediately after such merger, consolidation or reorganization or (d) the approval of the stockholders or the Board of Directors of the Company of a plan of complete liquidation of the Company;

9.             Termination Benefits.

(a)  Termination For Cause.  In the event that the Company or Buhrmann terminates Employee’s employment for Cause, Employee shall be entitled to receive only his salary and welfare benefits then in effect through the date of termination.  Employee shall not be entitled to receive any MIP bonus or LTIP payments (including pro rata payments), shall forfeit all unvested Options immediately, and the Company shall have no further obligation to Employee under this Employment Agreement.

(b) Termination Upon Death Or Disability, Termination By Employee For Good Reason, And Termination By Company For Reasons Other Than Cause.  If this Employment Agreement is terminated upon the death or disability of Employee as described in paragraph 7, above, or if the Company or Buhrmann terminate this Employment Agreement for reasons other than Cause, or if Employee terminates this Employment Agreement for Good Reason, Employee shall receive only his salary and welfare benefits then in effect through the date of termination, as well as the following additional benefits:

(i)            The Company shall continue to pay Employee (or his estate in the event of Employee’s death) his base salary, at the rate in effect at the time of the termination of this Employment Agreement for a period of twenty four (24) consecutive months in accordance with the Company’s normal payroll schedule, such payments to commence upon the first regularly scheduled payroll period following the date of termination of this Employment Agreement.

(ii)           The Company shall pay Employee the pro rata share of any unpaid MIP bonus, based on the number of full calendar months worked during the then current bonus period, payable in accordance with the Company’s standard bonus payment practices.

(iii)          The Company shall pay Employee the pro rata share of any unpaid LTIP bonus payable to him under the LTIP then in effect.

(iv)          The Company shall provide executive outplacement services by a firm mutually agreed upon for a period of up to 24 months, provided that the cost of outplacement shall not exceed thirty five thousand dollars ($35,000).

(v).          The Company shall pay the cost for continuation of health, dental and vision benefits pursuant to the provisions of the Consolidated Omnibus Reconciliation Act of 1985, as amended, and the requirements and limitations thereof, for the earlier of (i) twenty-four (24) months from the date of termination of this Employment Agreement, or (ii) the date Employee is eligible to receive health benefits under another employer’s plan or under his spouse’s plan.  Employee shall provide the Company with notice within one (1) month of such eligibility.  In the event Company is prohibited from maintaining Employee on its health, dental or vision plan for any reason, Company will reimburse Employee for the cost of obtaining comparable coverage, provided that the monthly cost or such replacement coverage shall not exceed one and one half times the monthly cost of COBRA.

(vi).         The Company shall continue to pay premiums for Employee’s life insurance benefits at the same level of coverage as in effect at the time of Termination or resignation as a result of a Change in Control for 24 months. In the event Company is prohibited from maintaining Employee on its life insurance plan for any reason, Company will reimburse Employee for the cost of obtaining comparable insurance, provided that the monthly cost of such replacement insurance shall not exceed one and one half times the monthly cost of COBRA.

(vii).        No less than sixty (60) days after termination of this Employment Agreement, the Company shall calculate the amount of any “parachute payment” payable to Employee within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”).  If the Company determines that any part of the Termination or Change in Control benefits provided or payable to Employee pursuant to this section is or will be subject to the excise tax imposed by Section 4999 of the Code (including any interest or penalties that are incurred by Employee with respect to such tax), then Employee will be entitled to receive an additional payment (the “Gross-Up Payment”) in an amount such that after payment by Employee of all taxes, including without limitation, any income taxes and any excise tax imposed upon the Gross-Up Payment, Employee retains an amount of the Gross-Up Payment equal to the excise tax imposed upon any part of the Termination or Change in Control benefits.  Notwithstanding the foregoing, if such payment may be subject to Internal Revenue Code Section 409A, such payment shall be made as on the first payroll date following 181 days from the date of termination of Employee’s employment.

(viii).       In the event of termination of this Agreement pursuant to Section 8(b)(i), Employee or his personal representative, beneficiaries or heirs shall be entitled to receive any benefits provided under any benefit or similar plan or policy adopted by the Company and applicable to Employee, but Employee shall accrue no additional rights or benefits pursuant to the terms of this Employment Agreement from the date of such termination.

Notwithstanding the foregoing, if any or all of the payments specified in subparagraphs (i) - (vii) may be subject to Internal Revenue Code Section 409A, such payments shall commence no earlier than the first payroll date following 181 days from the date of termination of Employee’s employment with the first payment equal to the payments that would have been made prior to such date but for this sentence.

(c) Termination By Employee For Reasons Other Than Good Reason. Employee shall be entitled to receive only his salary and welfare benefits then in effect through the date of termination.  However, provided Employee provides forty five (45) days’ prior written notice of his termination to the Chief Executive Officer of Buhrmann, Employee shall receive the following additional benefits:

(i) Employee shall receive a pro rata share of any unpaid MIP bonus, based on the number of full calendar months worked during the then current bonus period, payable in accordance with the Company’s standard bonus payment practices, and

(ii) Employee shall also receive 50% of a pro rata share of any unpaid LTIP payment based on the number of full calendar months worked during the then current LTIP period (which may or may not be more than one year long), payable in accordance with the Company’s standard bonus payment practices.

Notwithstanding the foregoing, if any of the payments specified in this subparagraph (c) may be subject to Internal Revenue Code Section 409A, such payments shall be made no earlier than the first payroll date following 181 days from the date of termination of Employee’s employment.

10.           Confidentiality and Non-Competition.

(a)           During the course of his employment, Employee will be working with and will have unlimited access to the most sensitive confidential information and trade secrets of Buhrmann and its subsidiaries (each a “Subsidiary”).  Employee shall not, while employed by the Company or any Subsidiary, or at any time thereafter, without the prior written consent of the Chief Executive Officer of Buhrmann (i) use, disclose or rely on any trade secrets or Confidential Information of Buhrmann or any Subsidiary of Buhrmann. Upon the termination of Employee’s employment for any reason, Employee shall promptly return all records, notes, data, memoranda and other information and documents, and copies thereof, including but not limited to documents or other forms of stored information which contain or may contain any such trade secrets and/or Confidential Information, and shall confirm in writing to the Chief Executive Officer of Buhrmann that all such material have been returned.  “Confidential Information” shall mean any and all information (a) which Buhrmann and/or Company generally keeps confidential, (b) which Buhrmann and/or Company derives actual or potential economic value from such matter or thing being not generally known to other persons or entities who might obtain economic value from its disclosure or use, or (c) which gives Buhrmann and/or Company an opportunity to obtain an advantage over its competitors who do not know or use the same.  Confidential Information includes all such information regardless of whether kept in a document, electronic storage medium, or in the Employee’s memory.  Confidential Information includes, but is not limited to, financial, marketing, sales, pricing, customer, customer purchase, supplier, vendor, manufacturing, product, product design, strategic planning, and privileged information.

(b)           Employee shall not, while employed by the Company or any Subsidiary or for a period of two (2) years following the termination of Employee’s employment (i) own any interest in, accept employment with, serve as an advisor, consultant, officer, director, agent or in any similar capacity to, or accept compensation (in any form) from, any person, firm or entity (including any new business started by Employee - alone or with others) engaged in any Competitive Business (as hereinafter defined), (ii) contact or solicit any individual or entity that was a customer of Buhrmann or any other Subsidiary during the period of Employee’s employment for the purpose of diverting any existing or future business of such customers to a competing source (iii) contact or solicit any employees of Buhrmann or any Subsidiary (directly or indirectly) for the purpose of causing, inviting or encouraging any such employee to alter or terminate his or her employment relationship with Buhrmann or such Subsidiary.  Notwithstanding anything herein to the contrary, Employee shall be entitled to own as a passive investor no more than 1% of the capital stock of a company required to make public disclosure filings pursuant to the Securities Exchange Act of 1934 without being in violation of this paragraph (b).

(c)           For purposes of this paragraph, a “Competitive Business” means the sale of office products, computer supplies, or office furniture, provided, however, that a business shall not be deemed to be a Competitive Business unless at least 25% of the gross revenues of such business are derived from the sale of office products, computer supplies, or office furniture.  For purposes of the foregoing 25% test, the gross revenues of the business shall be determined at the subsidiary, divisional or similar level according to the organizational structure of the entity in question.

(d)           If any court shall determine that the duration or scope of any restriction contained in this Section 10 is unenforceable, it is the intention of the parties that the provisions set forth herein shall not be terminated but shall be deemed restricted, amended, and/or reformed to the extent necessary to render it valid and enforceable.

(e)           Employee acknowledges and agrees that the provisions of this Section 8 are reasonable and necessary protections of the immediate and substantial interests of Buhrmann and its Subsidiaries, that any violation of these restrictions would cause substantial injury to Buhrmann and/or its Subsidiaries, and that the Company would not have entered into this Employment Agreement with Employee without the additional consideration offered by Employee in binding hereof to the provisions of this Section 10.  In the event of a breach or threatened breach by Employee of any provision of this Section 10, the Company shall be entitled to a temporary restraining order and preliminary and/or permanent injunction restraining Employee from such breach or threatened breach; provided, however, that nothing herein contained shall be construed to preclude the Company from pursuing any other available remedy for such breach or threatened breach in addition to, or in lieu of, such injunctive relief.

(f)            Notwithstanding any arbitration agreements between Employee and Company or Buhrmann, Employee, Buhrmann and Company irrevocably consent to personal jurisdiction in the state courts of Colorado, as well as the United States District Court for the District of Colorado, for any matter arising out of or associated with any of the provisions contained in this paragraph 10 of this Employment Agreement, including its subparts, including but not limited to any action seeking to enforce any of the provisions contained in this paragraph 10 of this Employment Agreement.  Employee further agrees that venue for any action arising out of or associated with any of the provisions contained in this paragraph 10 of this Employment Agreement, including its subparts (including but not limited to common law claims or claims under the Uniform Trade Secrets Act or claims under the Computer Fraud and Abuse Act, the Lanham Act, the Stored Communications Act or any similar statutes) shall lie exclusively in the state courts of Colorado covering Broomfield County and in the United States District Court for the District of Colorado, regardless of where Employee resides or performs duties for Company and/or Buhrmann.

11.           Inventions and Patents.      Employee agrees that all reasonably patentable inventions, innovations or improvements in the Company’s products or method of conducting its business (including new contributions, improvements, ideas and discoveries, whether patentable or not) conceived or made by him while he is employed by the Company belong to the Company, but may be used by Employee at any time without compensation to the Company (unless the covenant not to compete set forth in Section 8 hereof is in force).  Employee will promptly disclose such inventions, innovations or improvements to the officers of the Company and deliver all papers, drawings, models, data and other materials relating to any such invention to the Company.  In addition, Employee shall, without any payment therfor, execute any documents necessary or advisable in the opinion of the Company’s counsel to direct issuance of patents or copyrights of the Company with respect to such inventions as are to be in the Company’s exclusive property as against Employee as to vest in the Company title to such inventions.

12.           Arbitration.           The parties agree that any claim, controversy or dispute that may arise directly or indirectly in connection with Employee’s employment or the termination of Employee’s employment, and involving Company or Buhrmann and/or any employee(s), Director(s), officer(s), or agent(s) of either of them, whether arising in contract, statute, tort, fraud, misrepresentation, discrimination, common law or any other legal theory, including, but not limited to disputes relating to the making, performance or interpretation of this Employment Agreement; and claims or other disputes arising under any federal or state employment statutes including, without limitation, Title VII of the Civil Rights Act of 1964, as amended; the Civil Rights Act of 1991; the Age Discrimination in Employment Act of 1967; as amended; 42 U.S.C. § 1981, § 1981a, § 1983, § 1985, or § 1988; the Family and Medical Act of 1993; the Americans with Disabilities Act of 1990, as amended; the Rehabilitation Act of 1973, as amended; the Fair Labor Standards Act of 1938, as amended; the Worker Adjustment and Retraining Notification Act; the Employee Retirement Income Security Act of 1974, as amended (“ERISA”); the Colorado Anti-Discrimination Act; or any other similar federal, state or local law or regulation, whenever brought, shall be resolved by arbitration.  If, however, any party would otherwise be legally required to exhaust administrative remedies to obtain legal relief, that party can and must exhaust such administrative remedies prior to pursuing arbitration.  The only claims between the parties that are not subject to arbitration are claims for workers’ compensation or unemployment compensation benefits, claims for injunctive relief, or other claims specifically exempted from arbitration by this or any subsequent agreement between Employee and Buhrmann and/or Company, including but not limited to those claims referenced in paragraph 10 above.  By signing this Employment Agreement, Employee voluntarily, knowingly and intelligently waives any right Employee may otherwise have to seek remedies with a court or other forums, including the right to a jury trial.  Buhrmann and Company also hereby voluntarily, knowingly, and intelligently waives any right it might otherwise have to seek remedies against Employee in court or other forums.

The Federal Arbitration Act, 9 U.S.C. §§ 1-16 (“FAA”) shall govern the arbitrability of all claims, provided that they are arbitrable under the FAA, as it may be amended from time to time.  In the event the FAA does not apply, the Colorado Uniform Arbitration Act shall apply.

A single arbitrator engaged in the practice of law shall conduct the arbitration under the National Rules For The Resolution Of Employment Disputes of the American Arbitration Association (“AAA”) in effect at the time of the arbitration, unless otherwise agreed to by the parties.  Other than as set forth in this Employment Agreement, the arbitrator shall have no authority to add to, detract from, change, amend, or modify existing law.  All arbitration proceedings will be confidential.  The prevailing party in any arbitration shall be entitled to receive reasonable attorney fees to the extent such fees are otherwise provided for by the statute or common law that forms the basis for the claims being arbitrated.  The arbitrator’s decision and award shall be final and binding as to all claims that were or could have been raised in the arbitration, and judgment upon the award rendered by the arbitrator may be entered by any court of competent jurisdiction.  If any party to this Employment Agreement files a judicial or administrative action asserting claims subject to this arbitration provision, and another party successfully stays such action and/or compels arbitration of such claims, the party filing the initial court action shall pay the other party’s costs and expenses incurred in seeking the stay and/or compelling arbitration, including reasonable attorney fees not to exceed Ten Thousand Dollars ($10,000.00).

13.           Miscellaneous.

(a)           For purposes of this Employment Agreement, notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given when delivered in person or by first class United States mail, postage prepaid.  Notices to the Company shall be given to the Company’s Secretary, addressed to the Company’s corporate headquarters.  Notices to Employee shall be addressed to Employee’s most recent address as set forth in the personnel records of the Company.  Notices shall be effective upon receipt.  Either party shall be entitled to change the address at which notice is to be given by providing notice to the other party of such change in the manner provided herein.

(b)           This Employment Agreement sets forth the entire agreement of the parties with respect to the subject matter hereof, and, except as specifically otherwise set forth herein, supersede all prior agreements, whether written or oral.  This Employment Agreement may be amended only by a writing signed by all parties hereto.

(c)           This Employment Agreement shall be binding upon, and inure to the benefit of the parties, their respective heirs, successors, personal representatives and assigns.  However, Employee may not assign his obligations under this Employment Agreement to any party.

(d)           No waiver of any provision of this Employment Agreement shall be valid until it is in writing and signed by the person or party against whom it is charged.

(e)           The invalidity or unenforceability of any provision of this Employment Agreement shall not affect the other provisions hereof, and this Employment Agreement shall be construed as if such invalid or unenforceable provision were omitted.

(f)            This Employment Agreement shall be subject to and governed by the laws of the State of Colorado.

CORPORATE EXPRESS, INC.	EMPLOYEE

By:
Mark Hoffman
Title:

BUHRMANN NV

By:

Title: